19
3/24

SO 3/22/04

SECURITI 04016494 SSION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 2 2004
WASH. D.C. 158

SEC FILE NUMBER
8-45056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Banorte Securities International, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 36th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edwin Garcia (212)484-5231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of The Americas	New York, New York		10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS 1

OATH OR AFFIRMATION

I, Edwin Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banorte Securities International, Ltd., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE of New York
County of Kings/New York

Edwin Garcia
Signature

Chief Financial Officer
Title

Sworn before me
this 13th Day of February 2004

Notary Public

DANNY CHIN
Notary Public, State of New York
No. [illegible]
Qualified in Kings County
Commission Expires November 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banorte Securities International, Ltd.

(An indirect wholly owned subsidiary of
Casa de Bolsa Banorte, S.A. de C.V.)

Statement of Financial Condition

December 31, 2003

Banorte Securities International, Ltd.
(An indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Banorte Securities International, Ltd.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banorte Securities International, Ltd. (an indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.), at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2004

Banorte Securities International, Ltd.
(An indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 84,050
Securities owned, at market value ($6,893,427 held at clearing broker)	7,115,887
Due from clearing brokers	307,374
Deferred tax asset	316,787
Accounts receivable	373,258
Furniture, equipment, software and leasehold improvements (net of accumulated depreciation and amortization of $383,955)	891,073
Other assets	266,472
Total assets	$ 9,354,901
Liabilities and Stockholder's Equity	
Accrued compensation	$ 691,710
Accounts payable and accrued expenses	1,403,804
Securities sold, not yet purchased, at market value	254,941
Income tax payable	1,360,481
Total liabilities	3,710,936
Stockholder's equity	
Common stock (no par value, 200 shares authorized, 50 shares issued and outstanding)	500
Additional paid-in capital	5,675,474
Accumulated deficit	(32,009)
Total stockholder's equity	5,643,965
Total liabilities and stockholder's equity	$ 9,354,901

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Significant Accounting Policies

Banorte Securities International, Ltd. (the "Company"), an indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is a registered broker-dealer and introducing futures broker.

All domestic securities transactions are cleared through clearing brokers on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. Due from clearing brokers consists primarily of cash balances held at the clearing brokers.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

At December 31, 2003, securities owned consisted of $1,419,758 of corporate bonds, $311,427 of commercial paper, $619,938 of government securities, $3,328,838 of mutual funds, $1,213,466 of common stocks and $222,460 of certificate of deposits. The certificate of deposit is used as collateral for a letter of credit in support of the lease agreement. Securities owned and securities sold but not yet purchased are carried at fair value.

Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value or at management's estimated fair value. Net realized and unrealized gains and losses are reflected in trading gain on investment securities in the statement of operations.

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statement. Actual results could differ from those amounts.

At December 31, 2003, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Under SFAS 140, securities which are held at a clearing broker can be sold or rehypothecated by the holder. At December 31, 2003, $6,893,427 of the Company's securities are deposited with a clearing broker and are available for hypothecation. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this

right. At December 31, 2003, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

2. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("the Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $2,929,541 which was $2,699,141 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 1.17 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

The Company does not carry customer regulated commodity accounts, foreign futures accounts, or foreign options accounts. All customer transactions are cleared on a fully disclosed basis through a clearing broker.

3. Concentration of Credit Risk

A substantial portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

4. Furniture, Equipment, Software and Leasehold Improvements

Details of furniture, equipment, software and leasehold improvements are as follows:

Equipments	$ 290,503
Furniture and fixture	354,866
Leasehold improvements	472,900
Software cost	156,759
	1,275,028
Less - accumulated depreciation	(383,955)
	$ 891,073

5. Commitments and Contingencies

The Company leases various office space under lease agreements. Future minimum annual rental commitments, at December 31, 2003 are:

2004	$ 429,000
2005	429,000
2006	429,000
2007	429,000
2008	429,000
2009 and more	2,205,500
	$ 4,350,500

The leases are subject to certain escalation clauses.

6. Income Taxes

The deferred tax asset for the period ended December 31, 2003 consists of the following:

Federal	$ 197,413
State and local	119,374
Total	$ 316,787

Management believes that it is more likely than not that the deferred tax assets will be realized.

7. Related-Party Transactions

The Company pays certain operating expenses on behalf of Bolsa in its ordinary course of business, for which Bolsa reimburses the Company. As of December 31, 2003, the Company had receivable from Bolsa of $17,550 for such expenses which were paid during 2003.